Mail Stop 4561

November 29, 2007

Kathleen M. Jepson, Chief Financial Officer
Horizon Bancorporation, Inc.
900 53rd Avenue East
Bradenton, Florida 34203

> **Re:** **Horizon Bancorporation, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 28, 2007**
> **File No. 0-50748**

Dear Ms. Jepson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2006

Management's Discussion and Analysis, page 26

1. Please explain how you believe you complied with the guidance in Item 303(b) of Regulation S-B. It would appear to us there are various levels at which you have not fully explained the reasons for significant changes to your results of operations. You have included a table explaining net income interest; but minimal analysis as to what the table means or more importantly, your analysis as to the changes to the significant interest earning-asset and liability components and the reasons why are not disclosed. You have also referred to a gain on the sale of a loan servicing asset in 2006; however, you

have not quantified or explained why this asset was sold and how it contributed to total non-interest income, etc. Please also tell us how you plan on improving these disclosures in your upcoming Form 10-KSB since Management's Discussion and Analysis is intended to be a succinct (and separate) narrative analysis of your financial condition, results of operations, liquidity, capital resources and changes to them for your financial statement periods.

Financial Statements

Consolidated Statements of Cash Flows, page F-5

2. We note per review of Form 10-KSB as of December 31, 2006 and Forms 10-QSB as of June 30, 2007 and September 30, 2007, that you present "Proceeds from sale of loans" as an investing activity rather than as an operating activity in your Statements of Cash Flows. Please address the following:

- Tell us the types of loans that are typically sold and included in this line item within your Statement of Cash Flows;
- Tell us the typical time period between when you originate or purchase a loan and when the decision is made to sell;
- Tell us the reasons for selling these loans (i.e. credit quality deterioration, liquidity, etc.);
- Tell us if you reclassify these loans as held for sale once the determination to sell these loans is made. We refer you to paragraph 8(c) of SOP 01-6; and
- Tell us how your presentation in the Statement of Cash Flows is consistent with paragraph 9 of SFAS 102.

Note 2 - Summary of Significant Accounting Policies, page F-6

3. Please tell us and revise future filings to disclose your policy for accounting for unamortized loan fees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or John Nolan at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief